

May 3, 2012

Via Email
Kolin Holladay
Adams and Reese LLP
Fifth Third Center
424 Church Street, Suite 2700
Nashville, Tennessee 37219

> **Re:**   **Cumberland Pharmaceuticals, Inc.**
> **Schedule TO-I**
> **Filed April 24, 2012**

Dear Mr. Holladay:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above. The scope of our review is limited to the matters identified below. All defined terms have the same meaning as in your filing, unless otherwise noted. Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Offer to Exchange - Important Notice, page 1

1.   The disclosure here states that the "Exchange Program is not being made to, and we will not accept any election to exchange Eligible Option Grants from or on behalf of, option holders in any jurisdiction in which our making the Offer to Exchange or accepting any tendered options for exchange is or would be illegal. However, we may in our sole discretion take the actions we deem necessary for us to make this Offer to Exchange to option holders in such jurisdiction." Please provide your analysis as to how limiting participation in this manner is consistent

with Rule 13e-4(f)(8)(i). See Section II.G.1 of Securities Exchange Act
Release No. 58597 (September 19, 2008).

Administration and Timing of Exchange Program, page 8

2. In your response letter, tell us why you have limited the means of electing to
participate in the Exchange Program to electronic means only. Explain why, in the
context of the relationship between the Company and the eligible option holders
who may tender into this offer, this is not a practical limitation on the ability to
accept. Alternatively, consider providing an alternate means of tender. We may
have additional comments.

3. See our last comment above. Tell us how the offer materials were disseminated. If
by electronic means only, provide the same supplemental analysis.

Is the Company required to Accept my Eligible Option Grant for exchange?, page 9

4.   See comment 1 above with respect to the disclosure here on your ability to reject
tenders that you determine are "unlawful."

Who can I talk to if I have questions about the offer?, page 12

5. The disclosure here indicates that you intend to hold question and answer sessions
about the Exchange Program. Please file any written materials used in these
sessions as offer materials.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the
Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since
Scientific Games Corporation and its management are in possession of all facts
relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the
company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the
disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 202-551-3263 with any questions about the above comments or any other matters related to your filing.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions